Brett D. White (650) 843-5191 whitebd@cooley.com	VIA EDGAR

October 10, 2008

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gran Tierra Energy Inc.
Registration Statement on Form S-3
File No. 333-153376
Filed September 9, 2008

Dear Mr. Schwall:

Transmitted for filing on behalf of Gran Tierra Energy Inc. (“Gran Tierra”), is Amendment No. 1 to the above-referenced registration statement (the “Amendment”). We responded, by letter dated October 7, 2008, to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 7, 2008 with respect to the above-referenced registration statement (the “Comments”), and on October 8, 2008 had discussions with the Staff regarding our responses to Comments 1 and 2. The Comments are set forth below, and the numbering of the paragraphs below corresponds to the numbering of the Comments.

Form S-3

1.	Briefly explain to us why you believe that Form S-3 is the appropriate form on which to register this transaction.

Our response to this Comment is set forth in our letter to the Staff of October 7, 2008, and is incorporated by reference here.

Income Tax Consequences, Page 8

2.
If the tax consequences are material to investors, obtain and file opinions of tax counsel that clearly indicate the tax consequences. In that regard, do not suggest that the disclosure you provide is a “discussion [that] is of a general nature only” or that you disclose merely a “fair and accurate summary of the anticipated material” tax consequences. Make clear in each case what portion of the disclosure you provide constitutes counsel’s opinion. If counsel is unable to render any type of opinion, including a reasoned opinion, disclose why that is the case and eliminate any suggestion that an opinion is being rendered. We note for example the disclosure at page 13. See Item 601(b)(8) of Regulation S-K.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

H. Roger Schwall
Page Two

After discussions with the Staff following our response, the text has been revised to state that counsel is unable to render an opinion, as set forth in the attached marked copy of the registration statement.

* * * *

We apologize for the fact that we are unable to submit a printed document for your review with this letter, as the document is not typeset and so the printer system used only marks the entire paragraph, the same as in the EDGAR filing. To assist you in your review, please note the following with respect to marked paragraphs:

1.	On the prospectus cover page, only the dates and share prices were changed in the highlighted paragraph.

2.	In the first paragraph under “Risk Factors” only the date of the proxy statement was changed.

3.	In the changed paragraph on page 9, only the last sentence was added. The one-sentence paragraph that followed to which the Staff objected was deleted.

4.	Under “Legal Matters” the words “will be” were changed to “has been”.

5.	Under “Where You Can Find Additional Information” the last Form 8-K was added and the date of the Preliminary Proxy Statement was changed.

6.	In the lists of exhibits, Exhibit 2.2 was added and Exhibit 8.1 was deleted.

7.	On the signature page, the dates were changed, power of attorney deleted and the signatures were revised to reflect those who signed by power of attorney.

* * * *

Gran Tierra hereby requests that the Commission take appropriate action to cause the above-referenced registration statement on Form S-3 to become effective at 5:00 p.m. Eastern Time on Tuesday, October 14, 2008, or as soon thereafter as is practicable.

Further, Gran Tierra hereby confirms to the Commission:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

H. Roger Schwall
Page Three

•
the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 843-5191, or Nancy Wojtas of our firm at (650) 843-5819, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Brett White

Brett White

Attachment

cc:	Dana Coffield, Chief Executive Officer and President, Gran Tierra Energy Inc.
Martin Eden, Chief Financial Officer, Gran Tierra Energy Inc.
Nancy Wojtas, Cooley Godward Kronish llp

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM